Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,										Three Months Ended
	2010		2011		2012		2013		2014		September 30, 2015
Earnings (Deficit) Before Income Taxes	$11,336,300		$67,446,792		$115,286,396		$84,834,650		$263,112,945		$(323,242,032)
Add:
Fixed Charges	655,116		1,006,306		19,819,598		38,688,300		46,517,384		16,466,710
Subtract:
Capitalized Interest	59,711		405,984		5,929,473		5,976,981		4,409,544		311,739
Total Earnings (Deficit) Before Fixed Charges	11,931,705		68,047,114		129,176,521		117,545,969		305,220,785		(307,087,061)
Fixed Charges
Interest Expense	583,376		585,982		13,874,909		32,709,056		42,105,676		16,154,160
Capitalized Interest	59,711		405,984		5,929,473		5,976,981		4,409,544		311,739
Estimated Interest Component of Rent	12,029		14,340		15,216		2,263		2,164		811
Total Fixed Charges	655,116		1,006,306		19,819,598		38,688,300		46,517,384		16,466,710
Ratio of Earnings (Deficit) to Fixed Charges(1)	18.2	x	67.6	x	6.5	x	3.0	x	6.6	x	- (2)

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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)	Earnings were insufficient to cover fixed charges by approximately $339.7 million for the three months ended September 30, 2015 due primarily to a non-cash impairment charge.